April 9, 2019

QTA: TSX VENTURE
QTRRF: OTCQB International

Quaterra President’s Year-End Letter to Shareholders
Consolidating a key strategic position in Nevada’s emerging Yerington Copper District

Vancouver, British Columbia--(Newsfile Corp. - April 09, 2019) - Quaterra Resources Inc. (TSXV: QTA) (OTCQB: QTRFF) is pleased to announce the following letter to its shareholders:

Dear Fellow Shareholders:

Interest in Nevada’s mining-friendly Yerington Copper District is gaining momentum. Three publicly traded companies, including Quaterra, have been consolidating their position in this emerging copper camp, about 70 miles southeast of Reno. Nevada Copper Corp. has announced it intends beginning production at its Pumpkin Hollow deposit, south of Quaterra’s property, by the end of the year, with further mine expansion planned. In December last year, Hudbay Minerals Inc. acquired Mason Resource Corp., immediately west of Quaterra, adding the Ann Mason porphyry deposit to its development pipeline. Quaterra itself has recently closed a deal to sell certain primary ground water rights, providing funds to pursue its goal of de-risking the Company’s Yerington asset portfolio.

The district is also beginning to gain the respect it deserves as one of the largest untapped repositories of copper mineralization in North America, with a total inventory of more than 17 billion pounds of copper in the measured and indicated resource categories held among three companies, and the prospect of enlarging it much more. Added to this is its location in Nevada, one of the very best jurisdictions for mining investment in the world, with excellent infrastructure including cheap power, ready rail and road access, a predictable permitting process, and a history of mining.

Quaterra holds a key strategic position in the Yerington District with its large, centrally located land package, topography suitable for district-scale mining infrastructure, a portfolio of copper assets that have multiple development and redevelopment opportunities, valuable water rights, and significant exploration upside.

A rare combination of elements makes up the over-all value of our Yerington project. Listed separately below they are:

  Strategic value because of the property’s central position in the district, and the importance of that for mine development, especially any plans for district cooperation or consolidation.
  Operational value because of its excellent location for plant, equipment, ore stockpiles and waste, while having access to extensive infrastructure to move things about.
  Resource value reflecting the open-pittable resources at the MacArthur oxide deposit, in the north of the property, and the Yerington mine site in the south, both prepared under NI43-101 standards.

  Exploration value given the potential for discovery at the large Bear porphyry system, the sulfides under the MacArthur pit deposit, and other untested targets.
  Value attached to water rights that are already permitted for mining, and the key role they could play in district development. The price achieved in a recent sale by Quaterra of water rights has the added advantage of placing a value of about $20 million on the Company’s remaining primary ground water rights, which should go some way to placing a floor under the Company’s market capitalization. In addition, the Company has substantial decree, supplemental and storage water rights associated with private land it has under option.
  Value from decreased environmental risk and increased permitting certainty as negotiations are finalized between federal and state government agencies and BP subsidiary Atlantic Richfield Company (“ARC”), for remediating the old Yerington mine site.

We are working hard to realize the full potential of the value inherent in each of these elements, and doing so in a way that to the best of our ability deploys our limited funds judiciously and to maximum effect.

Over the past year, a lack of funds (an obstacle common to most junior explorers), slowed progress at Yerington. While this was not a good thing, it did provide an opportunity to rethink how we were applying our resources, and to renew our commitment to spending money wisely.

With a top up of our treasury following the closing of the $6.02 million water deal in March this year, we have resumed our efforts to de-risk MacArthur, focusing on better understanding the metallurgy, and optimizing the resource and mine plan. Quaterra has asked Independent Mining Consultants, Inc. (“IMC”), of Tucson, Arizona, and Process Engineering LLC (“PE”), also of Tucson, to commence the next step at MacArthur towards a prefeasibility study. They will be selecting pulps for sequential assay work, as well as tying the geology and mineralogy to an updated block model. With the mineralogy they will also be able to model areas of the deposit that could have better recovery for a heap leach process. And they will be examining different mine schedules to possibly minimize the upfront capital needed for plant, heap and mining. Their work may lead to additional leaching tests from zones of higher recovery to confirm the estimated recoveries based on the data from assays.

The Company will also be focusing on desktop studies and field work which are less expensive, only undertaking more costly exploration drilling once a thorough cost-benefit analysis has been completed, and with input from IMC and others to ensure that high priority targets are selected.

As negotiations for remediation of the old Yerington mine site continue among ARC, the Nevada Division of Environmental Protection (“NDEP”) and the Environmental Protection Agency (“EPA”), Quaterra’s goal is to consolidate its land position at Yerington, potentially streamlining the permitting process. The Company is also finalizing an agreement with ARC that will provide the framework for how the two entities will work together on the Yerington mine site allowing ARC to complete its remedial activities and the Company to move forward with development. We will bring you news of our progress in all these endeavors as and when we can.

The real upside at Yerington, however, remains the exploration potential associated with the Bear porphyry system. Given its large size, covering at surface an area of at least two miles by two miles, it has the potential to be defined as a significant copper deposit. Drilling at the Bear has been limited, and confined to a relatively small area. This year Quaterra will be undertaking an induced polarization (IP) survey over the Bear, with the aim of identifying high interest targets, and possibly drilling some of them.

In order to preserve our scarcest resource, capital, we have also lowered costs, especially that of our single largest one, land holding costs. Annual payments for options on private land over the Bear were reduced by 23% to $688,000 in 2018 from $895,258 in 2017, and will be further reduced by 65% to $238,000 in 2019. Thereafter they will decrease to between $188,000 and $51,000 a year until 2023. The land package covering the Bear will not be affected by these reductions. We have also settled all outstanding debts and made cuts to office and administrative costs, as well as consulting fees.

Quaterra is first and foremost a copper exploration company with the goal of identifying and acquiring projects capable of becoming world-class assets. We use a number of filters when assessing exploration opportunities and narrowing them down to those that have the potential to become mines. Projects should have the prospect of hosting large mineral deposits that would, if proven, be attractive to major mining companies. They must be located in stable political jurisdictions that are mining friendly and where it is feasible to permit, develop and build mines. Quaterra has a preference, though not precondition, for properties that can be moved to a drill-ready stage relatively quickly through previous geophysical, geochemical and geological work. Where possible, we also look for partnerships with local teams and experts who have demonstrated exploration success and good relationships with surrounding communities and governance authorities.

As part of its mandate for discovery, Quaterra continues to identify and assess exploration opportunities using the filters mentioned above, provided they can be acquired on reasonable terms, and without the obligation of long-term financial commitments. With this mind we acquired an option to earn a 90% interest in the Groundhog copper prospect, a 40,000-acre property situated on an established copper porphyry belt 200 miles southwest of Anchorage, Alaska, immediately north of the Pebble project, the largest undeveloped gold and copper prospect in the world.

Our focus on exploration opportunities has recently been reinforced by indications that improvements in commodity markets may become more deeply rooted, raising the possibility of a longer term firming in the price of copper, Quaterra’s primary commodity.

Investors’ appetite for copper may increasingly be driven by the belief we could be entering a prolonged period of demand exceeding supply. Supply constraints are well entrenched with declining head grades, large increases in capital expenditure, longer permitting and construction times, political instability, growing resource nationalism, environmental opposition and the industry’s focus on “brown field” development rather than exploration. Short-term demand catalysts are increasing sharply, and now include an accelerating move towards renewable energy and clean energy initiatives, including electric vehicles, which will require large additional amounts of copper in order to be realized.

Major mining companies, mindful of all this, are looking inward to their project pipelines and often finding them depleted. To make matter worse, as they look outward for junior companies to fill the gap, they seem to be finding few independent explorers with assets that meet their criteria.

Given these trends, and our strategic position at Yerington, we believe that Quaterra represents one of the best ways for investors to participate in the future of copper, energy innovation, and the emergence of an important new copper district. And with our mix of attractive assets, and current low market valuation, we are hoping to prove it.

Sincerely

Gerald Prosalendis
President and COO

About Quaterra’s Yerington Copper Project

Quaterra’s 51-square-mile Yerington copper Project is located in the historic Yerington Copper District, a mining-friendly jurisdiction with a history of copper production and good infrastructure, about 70 miles southeast of Reno, Nevada. Assets on the property consist of the MacArthur oxide-leach and sulfide copper deposit; the Yerington pit sulfide and oxide deposit previously mined by Anaconda; the Bear porphyry copper deposit; and several untested exploration targets. The Company has reported oxide and sulfide resources at both MacArthur and the Yerington pit, and the 2012 PEA at MacArthur, all prepared under National Instrument 43-101. Quaterra also owns valuable water rights in the district.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSXV: QTA) (OTCQB: QTRRF) is a copper exploration company with the objective of advancing its U.S. subsidiary’s copper projects in the Yerington District, Nevada. Quaterra also holds an option to earn a 90% interest in the Groundhog copper prospect, a 40,000-acre property situated on an established copper porphyry belt 200 miles southwest of Anchorage, Alaska, and immediately north of the large Pebble copper-gold porphyry project. The Company continues to look for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

Quaterra’s financial statements and MD&A for the year ended December 31, 2018, are available at www.quaterra.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. The financial statements have been prepared in accordance with International Financial Reporting Standards. This news release should be read in conjunction with those documents. All dollar amounts herein are in U.S. dollars unless otherwise specified.

For more information please contact:

Karen Robertson, Corporate Communications, 778-898-0057
Gerald Prosalendis, President and COO, Quaterra Resources Inc., 250-940-3581
Thomas Patton, Chairman & CEO, Quaterra Resources Inc., 604-641-2758

Email: info@quaterra.com
Website: www.quaterra.com

Disclosure note:

Some statements contained in this shareholder letter are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this letter by words such as “believes”, “anticipates”, “intends”, “has the potential”, “expects”, “hopes”’ and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this letter include that the Company will continue to receive funding, that near term opportunities exist to enhance value, that a pre-feasibility study will be completed supporting the development of the MacArthur project, that value can be placed on the Company’s remaining water rights, that exploration drilling will be undertaken, that results will define further mineralization or high grade zones; that historical and new exploration will support a resource on the property; that the Yerington assets have the potential to support mining operations; and that the copper price will support mining investment. These statements are subject to risks and uncertainties that may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.